

Mail Stop 3561

July 21, 2016

<u>Via E-mail</u>
Barbara R. Kinnaird
Chief Executive Officer
Response Biomedical Corp.
1781 – 75th Avenue W.
Vancouver, British Columbia
Canada V6P 6P2

>   **Re: Response Biomedical Corp.**
>   **Schedule 13E-3**
>   **Filed June 27, 2016 by Response Biomedical Corp., et al.**
>   **File No. 005-81850**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 24, 2016**
>   **File No. 000-50571**

Dear Dr. Kinnaird:

    We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1.   We noticed that the Schedule 13E-3 bears a filing date three calendar days later than the date the preliminary proxy statement was filed. Please be advised that future amendments to this Schedule 13E-3 should be filed at the same time as any preliminary or definitive proxy statement filed under cover of Schedule 14A. Refer to General Instruction D.1 to Schedule 13E-3.

Cover Page

2.   Please describe how you determined that Dr. Thompson, Dr. Wang and the officers of the
        Company that will remain in their positions following the Rule 13e-3 transaction are not
        affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons
        for purposes of Schedule 13E-3. Alternatively, revise the disclosure to include all of the
        information required by Schedule 13E-3 and its instructions for each filing person added
        in response to this comment, such as a statement as to whether each filing person believes
        the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the
        material factors upon which the filing person relied in reaching such a conclusion. Refer
        to Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure
        Interpretation of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule
        13E-3, available at https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

3.   Instruction C requires information called for by Items 3, 5, 6, 10 and 11 for each
        executive officer and director of the corporation filing the statement, each person
        controlling that corporation, and each executive officer and director of any corporation or
        other person ultimately in control of the corporation. Please provide this information for
        1077801 B.C. Ltd. and Shanghai Runda Medical Technology Co., Ltd., or advise.

4.   We note that OrbiMed Capital GP III LLC is the general partner of OrbiMed Private
        Investments III, LP, and OrbiMed Advisors LLC is the sole managing member of Capital
        GP III and sole general partner of OrbiMed Associates III, LP. We also note that
        OrbiMed Limited is the general partner of OrbiMed Asia GP, L.P., which is the general
        partner of OrbiMed Asia Partners, LP. Please describe how you determined that
        OrbiMed Advisors, Samuel D. Isaly and OrbiMed Advisors Limited are not affiliates
        engaged in the Rule 13e-3 transaction that should be identified as filing persons for
        purposes of Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

5.   Please revise to prominently identify the preliminary proxy statement as a "Preliminary
        Copy." Refer to Rule 14a-6(e)(1) of Regulation 14A.

6.   Please explicitly direct the fairness determination to unaffiliated security holders as
        distinguished from "minority shareholders" as used throughout the proxy statement.
        Refer to Item 1014(a) of Regulation M-A and the definition of "unaffiliated security
        holder" in Rule 13e-3(a)(4).

7.   Advise us, with a view toward revised disclosure, the persons you have identified as
        participants in this proxy solicitation. If you have identified participants, advise us, with
        a view towards revised disclosure, why they have not been named on the cover page as
        persons other than the registrant. Refer to Item 4 of Schedule 14A and the cover page of
        Rule 14a-101.

8.   Please relocate the legend required by Rule 13e-3(e)(1)(iii) to the outside front cover page, rather than the current location on page 8 and revise to include the required language.

9.   Please prominently disclose the Special Factors in the front of the proxy statement immediately after the Summary. Refer to Rule 13e-3(e)(1)(ii).

Background of the Arrangement, page 12

10.   Please disclose each officer, director and other members of management that participated in meetings, discussions and negotiations, and provide a more detailed discussion of the material discussions and negotiations during these meetings. For example, explain whether the initial meetings in 2015 and early 2016 focused on discussions involving a possible distribution partnership or were preliminary negotiations for the purposes of exploring a possible acquisition. In addition, please expand your disclosure to discuss the negotiations relating to the pricing of the transaction and include in your revised disclosure an explanation of how the initial proposed offer price was determined.

11.   On page 14 you disclose that the Special Committee met separately to discuss the term sheets and subsequently sent their markups of the term sheets. Please summarize the material discussions that took place during this meeting and the material markups to the term sheets. In this regard, you should also summarize the markups that were approved by the special committee on May 5, 2016. Similarly, discuss the material terms of the term sheet on May 9, 2016.

12.   We note that on May 9, 2016 you sent an executed going private term sheet to OrbiMed and Runda Medical. Please summarize the material terms of the term sheet.

Reasons for the Arrangement; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Arrangement, page 17

13.   Please identify the members of the Special Committee and identify the legal advisors to both the Company and Special Committee.

14.   Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, it appears only the Board of Directors and Special Committee have reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is also being made on behalf of the issuer.

Recommendation of the Board, page 21

15.   Please revise the disclosure to include a discussion in the context of reaching a fairness determination that expressly addresses factors listed in Instruction 2(iii)-(v) and (vi), if applicable, and (vii) to Item 1014 of Regulation M-A. Refer to Question and Answer 20 of the Exchange Act Release 34-17719 (Apr. 19, 1981).

Opinion of Financial Advisor to the Special Committee, page 22

16.   Please make the statements required by Item 1015(c) of Regulation M-A in the disclosure document.

Certain Effects of the Arrangement, page 35

17.   We note the estimated cost savings of $850,000 per year that may be realized upon the cessation of periodic reporting under the Securities Exchange Act of 1934. Please revise to specify the constituency which is expected to be the anticipated beneficiary of these cost savings. Refer to Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Rollover Shares, page 36

18.   Please identify the parties to the Rollover Agreement.

Projected Financial Information, page 40

19.   Please remove the statements that "no person has made or makes any representations to any shareholder regarding the information included in these financial projections or forecasts," "the projections and forecasts should not be relied on as such an indication," and "no one has made any representations regarding the information included in the financial projections and forecasts discussed below." While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document.

Financing, page 42

20.   Please revise to state, if true, that no alternative financing exists to the proposed plan for financing the Rule 13e-3 transaction. Refer to Item 10 of Schedule 13E-3 and corresponding Item 1007(b) of Regulation M-A.

Interests of the Company's Directors and Executive Officers in the Arrangement, page 42

21.   Please revise this section to clearly state the interests of each officer and director in the transaction. In addition, we note your statement on page 36 that certain executive officers will continue as executive officers of the surviving company. Please clarify here

and in the summary term sheet which executive officers will continue with the surviving company and disclose their interests in the transaction as a result, such as new employment agreements.

The Parties to the Arrangement, page 55

22.   Please revise to include the information required by Item 1003(a) and (b) pursuant to Item 3 of Schedule 13E-3.

The Arrangement Agreement, page 59

23.   Please delete the reference to "arm's length negotiations" between representatives of the Board and the Purchaser as such a characterization is disputable in the context of a going private transaction.

Representations and Warranties, page 59

24.   We note the last sentence of the first paragraph that "you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise." Please remove this implication that the Arrangement Agreement does not constitute public disclosure under the federal securities laws and the limitation on shareholder reliance to investors.

Annex B

25.   We note statements that Bloom Burton provided the Opinion for the use of the Independent Committee only and that the Opinion may not be relied upon by any third party without the express written consent of Bloom Burton. These limitations appear inconsistent with the disclosures relating to the fairness opinion and investors are entitled to rely on the fairness opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please revise.

26.   Disclosure indicates that Bloom Burton does not assume any responsibility with respect to financial models, forecasts, projections, estimates and/or budgets furnished or otherwise made available to it, some of which was used in performing its analyses. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosures made in the context of the proposed transaction, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr, Staff Attorney, at (202) 551-5833, Pamela Howell, Special Counsel, at (202) 551-3357, Justin A. Kisner, Staff Attorney, at (202) 551-3788 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266, with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Dan Horwood
        Wilson Sonsini Goodrich & Rosati, P.C.